SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.4)1

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or
240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,275,686
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,275,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,275,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,826,141
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,826,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,826,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,275,686*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,275,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,275,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund I, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,826,141*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,826,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,826,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO
•	Solely in its capacity as the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the manager of ArcLight PEF GP, LLC, the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Daniel R. Revers*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
•
Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.  Mr. Revers disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Robb E. Turner*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Turner disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON John F. Erhard*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as a principal of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Erhard disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

This Amendment No. 4 relates to shares of Common Stock of Patriot Coal Corporation (the "Issuer").  This Amendment to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009 and February 11, 2010, is being filed by the following persons to amend and supplement the Items set forth below: ArcLight Energy Partners Fund I, L.P. ("ArcLight Fund I"), ArcLight Energy Partners Fund II, L.P. ("ArcLight Fund II", and together with ArcLight Fund I, the "ArcLight Funds"), ArcLight PEF GP, LLC ("ArcLight PEF GP"), ArcLight PEF GP II, LLC ("ArcLight PEF GP II"), ArcLight Capital Holdings, LLC ("ArcLight Capital Holdings", and together with the ArcLight Funds, ArcLight PEF GP and ArcLight PEF GP II the "ArcLight Entities"), Daniel R. Revers ("Mr. Revers"), Robb E. Turner ("Mr. Turner") and John F. Erhard ("Mr. Erhard", and together with the ArcLight Entities, Mr. Revers and Mr. Turner the "ArcLight Related Parties").  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons' Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, pursuant to the Registration Rights Agreement, the Issuer has provided the ArcLight Funds with customary registration rights with respect to the newly issued shares of Common Stock.  On March 8, 2010, the ArcLight Funds exercised their rights under the Registration Rights Agreement to have an aggregate of 13,101,827 shares of Common Stock beneficially owned by the ArcLight Related Parties registered under the Issuer's shelf registration statement (File No. 333-165052), initially filed by the Issuer with the Securities and Exchange Commission on February 24, 2010, as may be further amended from time to time.  The ArcLight Funds intend, subject to market conditions, to sell up to the total amount of such shares pursuant to the Registration Statement, either in open market transactions or privately negotiated transactions from time to time.

Except as set forth in this Statement (including the exhibits incorporated by reference herein), the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).  The Reporting Persons expect to evaluate on a continuing basis their investment in the Issuer and may from time to time acquire or dispose of additional shares of Common Stock or other securities of the Issuer.  Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Persons' general investment policy; (iv) other investment and business opportunities available to the Reporting Persons; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the Reporting Persons may consider relevant.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

As of March 8, 2010, (i) the ArcLight Related Parties collectively may be deemed to beneficially own 13,101,827 shares of Common Stock, representing approximately 14.4% of the outstanding shares of Common Stock (based on 90,870,249 shares of Common Stock reported by the Issuer as outstanding as of February 19, 2010) and (ii) the interests in the Common Stock of each of the ArcLight Related Parties is as follows:

•
ArcLight Fund I has the shared power to vote, direct the voting of, dispose of and direct the disposition of 7,275,686 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock.  Such shares may be deemed to be owned beneficially (solely for the purposes of Rule 13d-3 under the Act) by ArcLight PEF GP and ArcLight Capital Holdings.

•
ArcLight Fund II has the shared power to vote, direct the voting of, dispose of and direct the disposition of 5,826,141 shares of Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock.  Such shares may be deemed to be owned beneficially (solely for the purposes of Rule 13d-3 under the Act) by ArcLight PEF GP II and ArcLight Capital Holdings.

•
ArcLight PEF GP, as general partner of ArcLight Fund I, and ArcLight Capital Holdings as manager of ArcLight PEF GP, may be deemed to beneficially own the shares of Common Stock held by ArcLight Fund I.  ArcLight PEF GP II, as general partner of ArcLight Fund II, and ArcLight Capital Holdings as manager of ArcLight PEF GP II, may be deemed to beneficially own the shares of Common Stock held by the ArcLight Funds.  In addition, Messrs. Revers and Turner, as managers of ArcLight Capital Holdings may be deemed to beneficially own the shares of Common Stock held by the ArcLight Funds.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

ARCLIGHT ENERGY PARTNERS FUND I, L.P.
By: ArcLight PEF GP, LLC, its
General Partner
By: ArcLight Capital Holdings,
LLC, its Manager
By: /s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

ARCLIGHT ENERGY PARTNERS FUND II, L.P.
By: ArcLight PEF GP II, LLC,
its General Partner
By: ArcLight Capital Holdings, LLC,
its Manager
By: /s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

ARCLIGHT PEF GP, LLC

By: ArcLight Capital Holdings, LLC,
its Manager
By: /s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

ARCLIGHT PEF GP II, LLC

By: ArcLight Capital Holdings, LLC,
its Manager
By: /s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

ARCLIGHT CAPITAL HOLDINGS, LLC

By: /s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

/s/ Daniel R. Revers
Daniel R. Revers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

/s/ Robb E. Turner
Robb E. Turner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2010

/s/ John F. Erhard
John F. Erhard